Exhibit 99.1

COMPLEMENTARY INFORMATION REGARDING THE ACQUISITION OF 50% STAKE IN EXCELSIOR WINE COMPANY

Santiago, July 03, 2018.- Viña Concha y Toro (the Company), leading wine exporter and one of the most important wine companies globally, today released complementary information regarding the acquisition of the remaining 50% ownership in Excelsior Wine Company, a joint venture formed by Viña Concha y Toro and Banfi Vintners, which has been responsible for the sale and marketing of the group's Chilean and Argentinean wine portfolio in the North American market since 2011.

a) Estimated value of the transaction: US$40.5 million, divided in two cash payments. A down payment for US$20 million was due on July 2, 2018 and the remaining US$20.5 million will be paid one year after the initial payment.

b) Effect of the consolidation of Excelsior Wine Company on Viña Concha y Toro's assets and liabilities: We do not expect material changes. The classification of Excelsior's assets is currently under study, but they are expected to be largely classified as intangibles, given that as a distribution operation it has low levels of working capital.

c) Financing for the acquisition: The initial payment was financed through an interim loan taken by VCT USA Inc. The remaining balance will be paid in one year, according to the payment term provided by the seller. In this regard, according to the Company's budget this debt will not change the Company's financial debt level.

d) Other relevant aspects of the transaction: The materiality of the transaction is related largely to the savings and synergies resulting from the merger into a single distribution operation in the United States for all the Company's brands.

Investor Relations Contact:

Blanca Bustamante

bbustamante@conchaytoro.cl

+562 2476 5026

Claudia Cavada

Claudia.cavada@conchaytoro.cl

+562 2476 5768